GAMBRO

04 JAN 22 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

04012308

SUPPL

Stockholm, January 12, 2004

Gambro AB

Rule 12g3-2(b) File No. 82-34731

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Gambro AB (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED
JAN 29 2004
THOMSON
FINANCIAL

For and on behalf of
Gambro AB

Pia Irell
Director, Investor Relations
Tel. + 46 8-613 65 91
Fax +46 8 613 65 78

dlw 1/23

Enclosure:
Press Release January 8, 2004 – Gambro sharpens competitiveness – restructures dialyzer production

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is one of the leading providers of kidney dialysis services in the world with 54,770 patients in more than 700 clinics worldwide. Gambro Renal Products comprises dialyzers, dialysis machines, blood lines and dialysis concentrates. Gambro BCT is the market leader in separation and handling of blood components. The group, with 2002 revenues of SEK 27.6 billion (USD 2.7 billion), has 21,300 employees in some 40 countries.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, P O Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
Email info@gambro.com
www.gambro.com

GAMBRO®

PRESS RELEASE
January 8, 2004

Gambro sharpens competitiveness – restructures dialyzer production

As a further step to focus on synthetic dialyzers Gambro will close two non-synthetic dialyzer plants during 2004, one in Germany and one in Japan. The plants are part of the Gambro Renal Products business area and have a total of about 220 employees. Gambro will also terminate the manufacturing joint venture with Baxter. These actions will strengthen Gambro's leading position and is part of an ongoing performance improvement program.

Gambro today announced that it will close its non-synthetic dialyzer plants in Dransfeld, Germany and Koga, Japan. Closure of the plants is a further strategic step to focus on synthetic dialyzers to meet growing market demand. The actions will lead to a more efficient production structure and strengthen Gambro's ability to produce large volumes of high performance dialyzers in a profitable way at lower costs.

The plants produce non-synthetic dialyzers and have in total about 220 employees. The plants will be closed by the end of June 2004. The timing of the costs involved, about MSEK 190, is subject to final review.

The plants are part of the Dialyzer Division within the Gambro Renal Products business area. The division is in the process of substantially increasing the capacity for synthetic dialyzers at the production site in Hechingen, Germany. Thus this site will be able to absorb the production volumes in question and a smooth transition will be ensured for the customers.

In a further move to focus on Gambro's highly successful family of synthetic dialyzers and increase efficiency, the US non-synthetic manufacturing joint venture with Baxter will be terminated by the end of 2004.

"*These are important strategic steps for our business area*", says Jon Risfelt, President of Gambro Renal Products. "*It enables us to support Gambro's strategy to further develop its strong position in hemodialysis, where synthetic filter dialyzers play an important part. The plants have performed well for many years. However, the market for non-synthetic dialyzers is shrinking. So our focus is on synthetic dialyzers, a market with a double digit volume growth.*"

Gambro synthetic dialyzers

Gambro offers a complete range of synthetic dialyzers covering both high flux and low flux dialyzers as well as dialyzers for single use and reuse. The dialyzers meet all of today's requirements for high quality and cost effective medical treatments. The dialyzers are based on Gambro's proprietary synthetic membrane technology. The range includes the highly successful Polyflux family of dialyzers built on a micro structural arrangement of the membrane with a three-layer design and a domain structure resembling that of nature's own biological membrane.

GAMBRO®

PRESS RELEASE
January 8, 2004

Gambro Renal Products
The business area Gambro Renal Products has revenues of about USD 1.3 billion and includes products and services for hemodialysis, peritoneal dialysis and acute dialysis that are sold under strong brands. Products include filters, dialysis solutions, monitors, bloodlines, and water treatment equipment. Sales include activities in 90 countries, with own sales operations in 28 countries. Manufacturing takes place in 12 countries with product development centers in Germany, Italy, and Sweden. The total number of employees is about 7,100.

For further information please contact:
Bengt Modéer, Senior Vice President, Corporate Communications, tel. +46-8-613 65 33, +46-70-513 65 33
Pia Irell, Investor Relations Director, Corporate Finance, tel. +46-8-613 65 91, +46-70-513 65 91
Kevin Smith, President Gambro Inc., Investor Relations US, tel. +1-303 231 4750